Exhibit 99.1

Stellantis Announces Pricing of Hybrid Bonds Offering

AMSTERDAM, March 11, 2026 – Stellantis N.V. today announced the pricing of its offering of subordinated perpetual hybrid bonds, executed on March 10.

The issuance will be structured in the following tranches:

•€2.2 billion Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 5.25 years, perpetual maturity and an annual coupon of 6.250% until the first reset date of June 16, 2031;

•€1.8 billion Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 8 years, perpetual maturity and an annual coupon of 6.875% until the first reset date of March 16, 2034; and

•£865 million Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 6.5 years, perpetual maturity and an annual coupon of 8.250% until the first reset date of September 16, 2032.

The settlement of the offering is expected to occur on March 16, 2026. The offering fully utilizes the authorization granted by the Company’s Board of Directors to issue up to €5 billion subordinated perpetual hybrid bonds, as previously communicated.

This issuance will further strengthen Stellantis’ capital structure and liquidity position.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com